July 28, 2006

Via Facsimile (202) 773-9202 and EDGAR

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: American Beverage Company - AmBev.
       Form 20-F for the fiscal year ended December 31, 2004
       File No. 001-15194

Dear Mr. Moran:

     This letter responds to your letter dated July 14, 2006 in connection with the above-referenced file. For your convenience, the comments from your letter have been reproduced below, followed by our responses to each comment. Capitalized terms used but not defined herein shall have the same meaning assigned to them in our letter of March 31, 2006.

1. Reference is made to your response to prior comment 1 in our letter dated June 19, 2006. Please provide us your analysis of the rights of the FAHZ and consideration of EITF 96-16 under the AmBev Shareholders’ Agreement, as amended in connection with the InBev-AmBev transaction.

     Exhibit A attached hereto contains a description of the approval rights of the FAHZ under the AmBev Shareholders’ Agreement, as amended in connection with the InBev-AmBev transaction, as well as their analysis in view of EITF 96-16.

     In re-assessing the rights of the FAHZ under EITF 96-16, we have focused on the two corporate actions that are considered substantive participating rights under EITF 96-16: establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business, as well as selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures.

     As specified in item 2 of Exhibit A, the following matter cannot be implemented without the approval of the FAHZ: “the annual investment budget of the Company and/or of any of the Subsidiaries when the amount of the investments exceeds 8.7% (eight point seven per cent) of net sales of the Company foreseen for the same fiscal year”. Consideration was given as to whether, going forward, the annual investment budget of the Company and its Subsidiaries, taken as a whole, would exceed the above threshold in the ordinary course of business. The Company concluded that an annual investment budget equal to or lower than 8.7% of its net sales is sufficient to meet its capital expenditures needs in the ordinary course of business. The Company also focused on example number 6 of EITF 96-16 to conclude that should the FAHZ fail to approve an annual investment budget exceeding 8.7% of the Company’s net sales, management can submit a “default” budget equal to or lower than 8.7% of net sales which, as mentioned above, is sufficient to meet its capital expenditures in the ordinary course of business. Based on the above assessment, we concluded that the right of FAHZ to block the approval of the annual investment budget is not substantive.

     The approval of the FAHZ is also necessary for the “designation, dismissal and substitution of the General Officer of the Company”, as specified in item 3 of Exhibit A1. In addition, the affirmative vote of the FAHZ is necessary for the “approval or amendment to the remuneration policy of the board of directors and of the executive board of the Company as well as of the Subsidiaries”. The Company considered the above rights in light of the other corporate action that is considered a substantive participating right under EITF 96-16: selecting, terminating, and setting the compensation of management responsible for implementing the investee’s policies and procedures.

     The Company is managed by a Board of Directors elected by the shareholders, and by an Executive Committee elected by the Board of Directors. The Board of Directors establishes the general polices of the Company, provides overall strategic direction and supervises the management of the company by an Executive Committee comprised of 2 to 15 officers, which manages the Company on a day-to-day basis.

     Although the Company understands that the right with respect to the designation, dismissal and substitution of the General Officers could be viewed as a substantive one, it took into consideration the fact that (i) the appointment of the remainder of the officers of the Company (currently 8, in addition to the General Officers) is not subject to the approval rights of the FAHZ, (ii) although the General Officers are responsible for

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1 Since April 12, 2005, when the former position of General Officer was divided into General Officer for Latin America and General Officer for North America, such approval right has been interpreted to refer to both General Officers.

overseeing and coordinating the activities of the Executive Committee, each officer is accountable directly to the Board of Directors, and (iii) the Board of Directors is responsible for establishing the specific duties and prerogatives of the officers of the Company (other than the General Officers) and such action is not subject to the approval rights of the FAHZ.

     In addition, although the affirmative vote of FAHZ is necessary for the approval or amendment of the remuneration policy of the board of directors and of the executive board, it does not have the right to approve the annual compensation of the General Officers, to the extent such compensation complies with the Company’s overall remuneration policy. AmBev has an existing remuneration policy consisting of the following main elements: (i) base salaries benchmarked at mid-market level for the appropriate local or regional market; (ii) stretch performance targets for both short and long term, but exceptional levels of reward for achieving these targets, and (iii) an annual grant of stock options under a stock option plan. The AmBev Shareholders’ Agreement only gives FAHZ an approval right with respect to changes in the overall remuneration policy. We understand that the FAHZ approval right does not apply to any of the following decisions, provided they are taken within the framework of the overall policy and do not change or amend the policy: (i) approval of the actual global compensation of management by the general shareholders meeting of the Company; (ii) establishment of base salaries for senior management by the board of directors; (iii) the annual setting of the Company’s entity or individual performance targets by the board of directors; and (iv) the annual grant of individual stock option awards under the stock option plan. All parties to the AmBev Shareholders’ Agreement must vote in the general shareholders’ meeting in accordance with the position adopted by InBev on these decisions. The Company has therefore concluded that this more closely resembles a protective rather than a substantive right.

     As a result, after an additional analysis of the issue, as mentioned in our letter of June 28, 2006, we concluded that the existence of the right with respect to the appointment and dismissal of the Co-CEOs (which does not extend to the other officers of the Company), when considered together with the other rights referred to in the preceding paragraphs, does not lead to the conclusion that FAHZ has substantive participating rights.

     In reaching the above conclusion, the Company also took into consideration that other approval rights of FAHZ under the AmBev Shareholders’ Agreement described in Exhibit A are either (i) specifically described as protective rights in EITF 96-16, such as items 1, 5, 7, 9, 15, 16 and 17, or (ii) considered remote of occurrence in the ordinary course of business, such as items 6, 8, 10, 12 and 14.

     In addition, as noted in EITF 96-16, where there is a disparity between the rights granted to a minority shareholder and that shareholder’s economic interest, this tends to indicate that the rights granted are protective in nature. FAHZ has a relatively small economic interest in AmBev as it currently holds an approximate 15.5% voting interest and 8.3% economic interest.

     EITF 96-16 also requires us to consider the relationship between the minority shareholder and the investee company. FAHZ is a charitable foundation, rather than a profit-making enterprise. The primary purpose of the foundation is to provide health and welfare benefits to current and retired employees of AmBev and its predecessor companies and their dependents. FAHZ has no material assets other than its shares in AmBev and cash. This element, coupled with the relatively small economic interest of FAHZ in AmBev, provide further indication that the rights retained by FAHZ under the AmBev Shareholders’ Agreement are primarily protective rather than substantive participating rights.

     As noted in the Company’s letter to the Staff dated June 28, 2006, Deloitte continues to believe (as it did when the 2004 financial statements were originally issued) that the combination of rights 2, 3 and 4 described in Exhibit A qualify as a participating right. While the right conveyed by item 4 is at the broader level of changes to compensation policy rather than the specific compensation level of each executive, Deloitte believes that, when combined with rights 2 and 3, the best interpretation is that a substantive participating right exists.

     However, Deloitte also believes that notwithstanding this difference in interpretation on the narrow issue of EITF 96-16, it has no bearing on the accounting matter at hand – the proper application of paragraph 17(a) of SFAS 141. Whether any particular rights are considered substantive or not, both the Company and Deloitte believe that FAHZ does have important and non-trivial rights with respect to the corporate governance of AmBev. When considered in combination with the rights of the Braco Control Group pursuant to the InBev Shareholders’ Agreement (which provide former AmBev shareholders and former InBev shareholders equivalent rights in influencing the exercise of InBev’s majority voting interest in AmBev), on balance the evidence points to AmBev as the accounting acquirer under paragraph 17(a) of SFAS 141.

2. Please clarify and distinguish between matters determined by the shareholders and matters determined by the Board of Directors. Further, if there are any items in addition to those determined by the shareholders or Board of Directors that are subject to the shareholder’s agreement, please separately identify those matters. In other words, in providing us your analysis of FAHZ’s rights, please clearly indicate when FAHZ has approval or blocking rights and when FAHZ does not have those rights.

Exhibit A specifies matters which cannot be implemented without the formal approval of the FAHZ, and whether they are determined by the shareholders or by the Board of Directors. There are no other items in addition to those determined by the shareholders or Board of Directors and specified in Exhibit A that are subject to the shareholders’ agreement. All matters determined by the Board of Directors or the shareholders of the Company which are not specified in Exhibit A are not subject to the affirmative vote of FAHZ. Such matters are described in Exhibit B.

3. We note on page 96 that if the parties fail to reach a consensus, the position to be adopted by all parties to the agreement is determined by the group holding the greatest number of AmBev voting common shares which currently is InBev. We also note that this rule does not apply in connection with the election of members of the Board of Directors or with respect to the matters which require approval by FAHZ and InBev under the shareholders’ agreement. Please tell us when this rule would be applied.

     The rule referred to above will be applied in all matters submitted to the Board of Directors or the shareholders which are not listed in Exhibit A (i.e., which are not subject to the approval rights of the FAHZ under the AmBev Shareholders’ Agreement). Such matters are described in Exhibit B.

4. We note your refer to the Stichting Interbrew as the controlling shareholder of InBev. Please tell us how the voting agreement between Stichting Interbrew, Fonds Interbrew-Baillet Latour and Fonds Verhelst impacts matters determined by the shareholders of InBev. In this regard, tell us if the voting agreement provides for any matters on which these three bodies agree to reach a consensus.

     The voting agreement between the Stichting Interbrew and each of the Fund Voorzitter Verhelst and the Fund InBev-Baillet Latour (the “Funds”), which together own 1.29% of the outstanding InBev ordinary shares, provide for consultation between the Stichting Interbrew and the Funds before any InBev shareholders’ meeting regarding the manner in which the parties will exercise the voting rights attached to their InBev shares. There are no specific matters for which the parties agree to reach a consensus; rather, consensus is required for all items which are to be submitted to the approval of any InBev shareholders’ meeting. However, because the agreement specifies that if the parties fail to reach a consensus, the Funds will vote their InBev shares in the same manner as the Stichting Interbrew, we believe that such voting agreement has no impact on our statement that the Stichting Interbrew is the controlling shareholder of InBev.

     Exhibit C attached hereto contains revised disclosures that we believe comprehensively describe, in plain English, the InBev-AmBev transactions (including the events that led up to the transactions, the US GAAP accounting treatment for the transactions, and how we considered each of the factors under paragraph 17 of SFAS 141).

     Please note that attached hereto as Exhibit D is the written acknowledgement requested by the Staff.

     Please contact João Maurício Giffoni de Castro Neves at (5511) 2122-1428 if you would like to discuss our response to this letter or to the previous letters.

Very truly yours,

COMPANHIA DE BEBIDAS DAS
AMÉRICAS – AMBEV

By:	/s/	Pedro de Abreu Mariani

	Name:	Pedro de Abreu Mariani
	Title:	General Counsel

By:	/s/	João Maurício Giffoni de Castro Neves

	Name:	João Maurício Giffoni de Castro Neves
	Title:	Chief Financial Officer

cc:	Mr. Joel Levine, Associate Chief Accountant, Division of Corporation Finance
Ms. Donna Di Silvio, Staff Accountant, Division of Corporation Finance
Mr. Doug Barton, Deloitte & Touche, National Office (San Francisco)

Exhibit A

     Decisions that cannot be implemented without the formal approval of the FAHZ, pursuant to the AmBev Shareholders’ Agreement and in view of EITF 96-16

Item	Description	Approval Required	Analysis under EITF 96-16
1)	any amendment to the by-laws of the Company and/or any of the Subsidiaries with the purpose of amending: (i) the corporate objectives; (ii) the term of duration; and/or (iii) the composition, powers and duties of the management bodies;	Board approval with respect to Subsidiaries and Shareholder approval with respect to the Company.	Protective Right. Specifically described as such in EITF 96-16.
2)	approval of the annual investment budget of the Company and/or of any of the Subsidiaries when the amount of the investments exceeds 8.7% (eight point seven per cent) of net sales of the Company foreseen for the same fiscal year;	Board approval.	Protective Right. See response to comment 1.
3)	designation, dismissal and substitution of the General Officer of the Company (interpreted to refer to the Co-Chief Executives of AmBev);	Board approval.	Protective right. See response to comment.
4)	approval or amendment of the remuneration policy of the board of directors and of the executive board of the Company as well as of the Subsidiaries;	Shareholder approval.	Protective Right. See response to comment 1.
5)	approval of Stock Option Purchase Plans for the managers and employees of the Company and/or Subsidiaries;	Shareholder approval.	Protective Right. See response to comment 1.

6)	change in the Company’s and/or Subsidiaries’ statutory dividends policy;	Board approval with respect to Subsidiaries and Shareholder approval with respect to the Company.	Protective Right. Transaction considered remote of occurrence in the ordinary course of business.
7)	increases in the Company’s and/or the Subsidiaries’ capital, with or without preference right, by subscription, creation of a new class of shares or changes in the characteristics of the existing shares, as well as decrease in capital, issuance of debentures, whether or not convertible into shares, warrants and creation of beneficiary bonds by the Company and/or any of the Subsidiaries, except when such legal businesses are carried out between the Company and its Subsidiaries or between the Subsidiaries;	Board or Shareholder approval, depending on the nature of the transaction subject to approval[2] .	Protective Right. Specifically described as such in EITF 96-16.
8)	amalgamations, spin-offs, transformations, mergers, acquisitions and divestments involving the Company and/or any of its Subsidiaries, in the latter case, (x) when such operation involves a company that is not a Subsidiary, directly or indirectly, of the Company, and (y) provided that the transaction in question results in a reduction in the average dividend paid by the Company in the past 5 (five) years, adjusted by the IGP-M published by Fundação Getúlio Vargas as of the date of each payment;	Board or Shareholder approval, depending on the nature of the transaction subject to approval[3] .	Protective Right. Transaction considered remote of occurrence in the ordinary course of business.

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2 Depending on the nature of the secutity being issued, as well as whether or not the increase in share capital exceeds authorized capital.
3 Board approval would be sufficient for acquisitions below a specified threshold as well as divestitures in the ordinary course of business.

9)	creation, acquisition, assignment, transfer, establishment of an Encumbrance and/or Disposal, under any title or form, of shares, quotas and/or any securities issued by any of the Subsidiaries, except in the benefit of the Company itself and/or of another Subsidiary;	Board or Shareholder approval, depending on the nature of the transaction subject to approval[4] .	Protective Right. Specifically described as such in EITF 96-16.
10)	contracting by the Company and/or any of the Subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 60/40;	Board approval.	Protective Right. Transaction considered remote of occurrence in the ordinary course of business.
11)	entering into, amendment, termination, renewal or cancellation of any contracts, agreements or the like, involving the registered or deposited trademarks in the name of the Company or the Subsidiaries.	Board approval.	Substantive Participating Right. This right only applies to a limited number of contracts, which are not significant to the core operations of the AmBev.
12)	loans and offers of guarantees of any kind by the Company and/or the Subsidiaries to any third parties in an amount greater than 1% (one percent) of the Company’s net worth as set forth in the last audited balance sheet, except in favor of: (i)employees of the Company and of its Subsidiaries; and (ii) the Subsidiaries themselves;	Board approval.	Protective Right. Transaction considered remote of occurrence in the ordinary course of business.

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4 Shareholder approval would be needed if the sale of shares in a Subsidiary represents a change in the corporate purpose of the Company.

13)	election of members for the Company’s board of directors’ committees;	Board approval.	Protective Right. The Board of Directors as a whole is responsible for making decisions. Board of Directors committees have advisory or executory functions (but no effective decision-making responsibilities).
14)	cancellation of the registration as a publicly traded company for the Company and/or any of the Subsidiaries;	Shareholder approval.	Protective Right. Transaction considered remote of occurrence in the ordinary course of business.
15)	petition for an arrangement with creditors or acknowledgement of bankruptcy by the Company and/or any of the Subsidiaries;	Shareholder approval.	Protective Right. Specifically described as such in EITF 96-16.
16)	liquidation or dissolution of the Company and/or any of the Subsidiaries; and	Shareholder approval.	Protective Right. Specifically described as such in EITF 96-16.
17)	appointment of the external auditors of the Company and/or any of the Subsidiaries.	Board approval.	Protective Right. Specifically described as such in EITF 96-16.

Exhibit B

     Matters which require Shareholders’ or Board Approval
pursuant to the Company’s by-laws and Brazilian Corporate Law and which can be implemented without the formal approval of the FAHZ.

Item	Matters which require Shareholders’ Approval
1)	Any amendment to the by-laws of the Company and/or any of the Subsidiaries, other than as specified in Exhibit A;
2)	Election of the members of the board of directors[5] and of the conselho fiscal;
3)	Approval of the annual management report and the annual financial statements of the Company;
4)	Suspension of the rights of shareholders which fail to comply with obligations imposed by law or by the Company’s by-laws; and
5)	Approval of valuation of assets on capital contributions in kind.

Item	Matters which require Board Approval
1)	Establishment of the general guidelines for the operations of the Company and approval of the corporate policies and basic objectives for all main areas in which the Company operates;
2)	Approval of the annual investment budget of the Company, other than as specified in item 2 of Exhibit A;
3)	Approval of the Company’s five year plan;
4)
Supervision of the performance of the executive officers, examination at any time the books and documents of the Company and requests for information with respect to any acts performed or to be performed by the Company;

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5 The election of the Board of Directors is subject to the procedure described in our letter of March 31, 2006.

5)	Establishment, out of the aggregate annual compensation established by the general meeting, of the monthly compensation of the members of the board of director and the executive officers;
6)
Establishment of the general remuneration and benefits criteria (fringe benefits, profit sharing) applicable to members of the board of directors, executive officers and top managers, in all cases other than as specified in Exhibit A;

7)	Opine on the annual management report and the annual financial statements prepared by the executive officers and examine the monthly balance sheets;
8)	Propose to the general shareholders’ meeting the appropriation of the net income for the year;
9)	Convene the general shareholders’ meeting;
10)	Approval of any contracts to be entered into between the Company and its controlling shareholders, board members or executive officers;
11)	Approval of indebtedness in excess of 10% of the Company’s net worth, other than as specified in Exhibit A;
12)	Approval of any contracts, the term of which exceeds one year, involving amounts above 5% of the Company’s net worth;
13)	Approval of the suspension of the Company’s activities other than in cases of maintenance;
14)	Approval of stock repurchase programs;
15)	Approval of the issuance of commercial paper and debentures, other than as specified in Exhibit A;
16)	Authorization of the sale or encumbrance of fixed assets exceeding 1% of the Company’s net worth;
17)	Exercise of any other power conferred by law, the general meeting or by the Company’s by-laws; and
18)	Resolution of any matter not provided for in the Company’s by-laws and exercise of any powers which the law or the Company’s by-laws do not confer upon another administrative body.

Exhibit C

Revised disclosure on the InBev-AmBev transactions

Description of the InBev-AmBev transactions

Description of Brahma and Antarctica and the creation of AmBev

         Companhia Cervejaria Brahma (“Brahma”) was a company engaged in the production and sale of beverages (primarily beer and soft drinks). Brahma was controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira through certain holding companies (the “Braco Control Group”), who collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction. The remaining shares of Brahma were publicly held.

         Indústrias de Bebidas e Conexos Antarctica Paulista S/A (“Antarctica”) was also a company engaged in the production and sale of beverages, primarily beer and soft drinks. Antarctica was controlled by a foundation named Fundação Antônio e Helena Zerrener (“FAHZ”), which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place. The remaining shares of Antarctica were publicly held.

         The Brahma-Antarctica transaction consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000. The combination led to the formation of AmBev, a holding company that had Brahma and Antarctica as its subsidiaries, and was performed in three steps.

         First, in July 1999 the Braco Control Group and FAHZ contributed their shares in Brahma and Antarctica, respectively, to AmBev in exchange for AmBev shares. As a result of such contributions, (i) AmBev became the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, and (ii) the Braco Control Group and FAHZ each owned, respectively, 76% and 24% of AmBev’s voting shares.

         Second, in September 1999, Antarctica’s minority shareholders’ exchanged their shares in Antarctica for AmBev shares, causing Antarctica to become a wholly-owned subsidiary of AmBev.

         Third, in September 2000, Brahma’s minority shareholders’ exchanged their shares in Brahma for AmBev shares, which resulted in Brahma also becoming a wholly-owned subsidiary of AmBev.

The InBev-AmBev transactions

         The “InBev-AmBev transactions” consisted of two transactions negotiated simultaneously: (i) in the first transaction, the Braco Control Group exchanged its AmBev shares for shares in Interbrew S.A./N.V. (“Interbrew”); and (ii) in the second transaction, AmBev issued shares to Interbrew in exchange for Interbrew’s 100% stake in Labatt Brewing Company Ltd. (“Labatt”).

Ownership of AmBev and Interbrew prior to the InBev-AmBev transactions

         AmBev

         Immediately prior to the InBev-AmBev transactions, AmBev was a public company traded on the São Paulo Stock Exchange and on the New York Stock Exchange, controlled by the Braco Control Group and the FAHZ in accordance with the terms of the AmBev Shareholders’ Agreement. The Braco Control Group held approximately 53% of AmBev’s common shares while FAHZ owned approximately 24% of AmBev’s common shares. The remaining 23% of AmBev’s common shares were publicly held.

         Interbrew

         Interbrew was also a public company listed on Euronext - Brussels, and was controlled by Stichting Interbrew (the “Stichting”), which owned approximately 64% of Interbrew’s common shares. Two charitable foundations Fund Voorzitter Verhelst and the Fund InBev-Baillet Latour (the “InBev Foundations”) owned approximately 2% of Interbrew’s common shares. The remainder of Interbrew’s common shares were held in the market. The Stichting represented the interests of the Interbrew Founding Families. Interbrew owned, through certain holding companies, 100% of Labatt.

         Exchange of shares between Braco Control Group and Interbrew Founding Families

         In March 2004, various entities controlled by the Braco Control Group entered into an agreement (the “Contribution and Subscription Agreement”) with Interbrew and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in AmBev for newly-issued voting shares of Interbrew, which represented 24.7% of Interbrew’s voting shares.

         Upon closing of this transaction in August 2004, (i) the Braco Control Group received approximately 44% of the voting interest in the Stichting, which thereupon owned approximately 56% of Interbrew’s common shares, and (ii) Interbrew received approximately a 53% voting interest and a 22% economic interest in AmBev. Such voting interest was subject to the pre-existing AmBev Shareholders’ Agreement, as amended in connection with the InBev-AmBev transactions. In addition, Interbrew was renamed InBev S.A./N.V. (“InBev”).

Acquisition of Labatt

         Also in March 2004, AmBev entered into an agreement (the “Incorporação Agreement”) through which an indirect holding company of Labatt would be merged into AmBev. As consideration for the acquisition of Labatt, AmBev issued AmBev common and preferred shares to Interbrew.

         With the consummation of this transaction also in August 2004, (i) Labatt became a wholly-owned subsidiary of AmBev, and (ii) Interbrew increased its stake in AmBev to approximately 68% of common shares and 34% of preferred shares.

Ownership structure of InBev and AmBev upon consummation of the InBev-AmBev transactions

         InBev

         With the closing of the InBev-AmBev transactions, 56% of InBev’s voting shares were owned by the Stichting, 1% was owned by the InBev Foundations, 17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

         The Braco Control Group became the holder of 44% of the Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of the Stichting’s voting interests. In addition, the Braco Control Group and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement (the “InBev Shareholders’ Agreement”) providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev.

         AmBev

         With the closing of the InBev-AmBev transactions, InBev became the owner of approximately 68% of AmBev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining 15% were held by the public.

Mandatory Tender Offer

         Pursuant to Brazilian corporate law, InBev was required to conduct, following the consummation of the InBev-AmBev transactions, a mandatory tender offer (the “MTO”) for all remaining outstanding common shares of AmBev. The MTO was completed in March 2005, and InBev acquired an additional 2,960,070,177 AmBev common shares, increasing its stake in AmBev to approximately an 81% voting interest and a 56% economic interest.

         FAHZ did not tender its AmBev shares in the MTO.

AmBev common stock dividend

         The subsequent change to AmBev’s ownership structure resulted from the payment by AmBev of a common stock dividend in May 2005. Pursuant to the stock dividend transaction, AmBev increased its capital by 10,941,151 thousand common shares and paid a stock dividend to its shareholders of one common share for each 5 shares owned (preferred or common). After the stock dividend was paid, InBev’s voting interest in AmBev decreased to approximately 73%, FAHZ’s voting stake decreased to approximately 13.5% and the voting interest held by AmBev’s public shareholders increased to approximately 13.5% .

US GAAP accounting treatment

         The AmBev-Labatt transaction constitutes a business combination as defined in SFAS 141, Business Combinations (SFAS 141). In accordance with SFAS 141, we are required to identify the acquiring entity, AmBev or Labatt, in order to apply the purchase method of accounting to the other entity. Paragraph 17 of SFAS 141 lists specific criteria that should be considered in determining the acquiring entity; all facts and circumstances are to be considered, with no one criterion determinative. The paragraph 17 criteria relevant to our identification of the acquiring entity were: (1) which group of former owners retained or acquired the larger portion of the voting rights in the combined entity (with consideration given to the existence of any unusual or special voting arrangements), (2) which group of owners has the ability to elect or appoint a voting majority of the governing body of the combined entity, (3) which entity’s senior management dominates the combined entity, and (4) which entity paid a premium over market value for the securities of the other entity. AmBev must identify the acquiring entity through an analysis of the specified factors under paragraph 17. The Company’s analysis of the relevant factors follows:

  InBev, the former shareholder of Labatt, acquired a majority of the voting interest in AmBev. However, two special voting arrangements exist. First, the Braco Control Group, comprised of former shareholders of AmBev before the transaction (Messrs. Lemann, Telles and Sicupira), became a certificate holder in the Stichting and a party to the InBev Shareholders’ Agreement with the Interbrew Founding Families. Under this agreement, both the Braco Control Group and the Interbrew Founding Families have equal influence over the activities of the Stichting, which controls the manner in which InBev’s majority voting interest in AmBev is voted. Each of the Braco Control Group and the Interbrew Founding Families is entitled to appoint four members to the Stichting board of directors and four members to InBev’s board of directors (with the four to six remaining members of InBev’s board of directors being independent directors). Any action of the Stichting board of directors requires the affirmative vote of a majority of the directors present, including at least two directors appointed by the Braco Control Group and two directors appointed by the Interbrew Founding Families. All matters submitted to the approval of InBev's board of directors (including the appointment of AmBev board members) will be decided by a simple majority of the board. However, if during a board meeting it becomes apparent that the non-independent directors are deadlocked with respect to such matters, such non-independent directors will meet separately to try and reach a consensus. If consensus is not reached, then an alternating casting vote mechanism comes into play, and the Braco Control Group and the Interbrew Founding Families should flip a coin to determine which group of non- independent directors should cast the first casting vote. As a result of the above, the Company believes that the former shareholders of both AmBev and Labatt have similar influence on the voting of the majority interest of InBev in AmBev. Second, we also considered certain approval rights under the AmBev Shareholders’ Agreement by the FAHZ, an AmBev shareholder before the transaction. The most important of these approval rights relate to the designation, dismissal and substitution of the Co-Chief Executive Officers, as well as approval of or amendment to the compensation policy for AmBev’s board of executive officers, including the Co-Chief Executive Officers. Notwithstanding the majority voting interest held by InBev, the combination of these two special voting arrangements led the Company to conclude that this criterion indicates AmBev is the accounting acquirer, due to the rights conveyed by the separate InBev and AmBev Shareholders’ Agreements to former AmBev shareholders.

  InBev has the ability to appoint the majority of the members of our Board of Directors. However, through the Stichting and the InBev Shareholders’ Agreement, the Braco Control Group, former AmBev shareholders, share joint and equal influence with the Interbrew Founding Families, former Labatt shareholders, with respect to shares owned by InBev that comprise the controlling voting interest in AmBev. In addition, FAHZ has the right to appoint four directors to our board. As of the latest general shareholders’ meeting held on April 12, 2005, InBev appointed eight directors to our board (six permanent members and two alternates) and FAHZ appointed three directors, in all cases for a three year term expiring in 2008. However, 9 of the 11 board members had previous affiliations with AmBev or FAHZ prior to the AmBev-Labatt transaction (including Messrs. Lemann, Telles and Sicupira), and two were previously affiliated with Interbrew. In addition, on March 7, 2006 one board member with previous affiliation with Interbrew resigned and was substituted by the Chief Executive Officer of InBev, who was the Chief Executive Officer of AmBev prior to the AmBev-Labatt transaction. Similar proportions existed on the board of directors immediately after the AmBev-Labatt transaction. This criterion indicates that AmBev is the accounting acquirer.

  The third criterion indicates AmBev is the accounting acquirer because the senior management of AmBev subsequent to the transaction is substantially the same as that of AmBev prior to the transactions. As mentioned above, 10 of our 11 board members have previous affiliations with AmBev or FAHZ prior to the AmBev- Labatt transaction. In addition, 9 of 11 members of our senior executive management were affiliated with AmBev prior to the AmBev-Labatt transactions.

  A premium was paid to the former shareholders of AmBev as measured by the fair value of the AmBev shares prior to the transaction compared to the consideration received. This criterion indicates that Labatt is the accounting acquirer.

Based on consideration of each of the various factors, the Company concluded that the preponderance of the evidence indicates that AmBev was the accounting acquirer of Labatt.

Exhibit D

The undersigned (the “Company”) hereby acknowledges that in connection with the Form 20-F/A filed on July 1, 2005, as amended by its Amendment No. 1, filed by the Company on August 3, 2005 (File No. 001-15194):

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

  comments of the Staff of the Commission or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANHIA DE BEBIDAS DAS
AMÉRICAS – AMBEV

By:	/s/ João Maurício Giffoni de Castro Neves

Name: João Maurício Giffoni de Castro Neves
Title: Chief Financial Officer

By:	/s/ Pedro de Abreu Mariani

Name: Pedro de Abreu Mariani
Title:General Counsel